Exhibit 19.1

1.   Policy Effectiveness & Scope

This Securities Trading and Disclosure Policy (this “Policy”) amends and restates the prior version that the Company issued on March 21, 2013. In addition to this Policy, the Company may have other policies that place additional requirements on the confidentiality of Company information. This Policy does not replace those policies. This Policy applies to MRC Global Inc. and all of its subsidiaries and controlled affiliates and their respective officers, directors and employees (“team members”) (collectively, the “Company”) on a worldwide basis as well as shareholders of the Company that beneficially own 10% or more of the Company’s common stock.

2.   Criminal and Civil Prohibitions

The law prohibits the purchase or sale of securities of publicly traded companies while aware of material, nonpublic information relating to those companies. The practice of “tipping” - passing material, nonpublic information on to others or recommending to anyone the purchase or sale of any securities on the basis of material, nonpublic information - is also prohibited. The U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (as well as authorities in other countries) pursue vigorously insider trading and “tipping” violations. The government may punish you severely for any violations.

The U.S. federal securities laws discourage insider trading by providing a wide range of potential punishments. In addition to requiring the return of profits gained or losses avoided, the SEC may impose a penalty of up to three times the illicit windfall in a particular case. In addition, the government may impose a criminal fine of up to $5,000,000 or 20 years imprisonment.

The U.S. federal securities laws also seek to encourage the Company to deter our team members from insider trading. The government may hold employers liable if they know of, or recklessly disregard, employee conduct leading to an insider trading violation. Under these circumstances, employers may face treble damages, criminal fines totaling up to $25,000,000 and plaintiffs with an ability to claim enhanced private remedies. Be forewarned that an MRC Global team member who trades on material, nonpublic information cannot expect the Company to protect his or her interests.

3.   Prohibition of Trading on Insider Information

This Policy prohibits you from trading Company securities (including Company common stock) while you are aware of any material, non-public information relating to the Company. This includes (without limitation) any common stock in 401(k), IRA or other retirement plans, any Company share units or restricted stock and any Company common stock in private brokerage accounts. This Policy also prohibits you from tipping regarding the purchase or sale of Company securities while you are aware of any material, non-public information relating to the Company.

You should be especially careful that your family members are aware of your obligations and that you do not provide your family members with material, non-public information or suggest that they trade in Company securities on your recommendation. Even if your family members trade independently of you in a legal transaction without the benefit of material, non-public information, government authorities will judge your and their actions in hindsight. Often, the costs of legal defense for you or your family members could far exceed your or their capacity to pay for these defense costs. Defense costs often exceed any gain that most people would have otherwise derived from trading in Company securities. In addition, the Company will likely judge these transactions in hindsight and may choose to take a legal position that is adverse to you or your family members.

By accepting or continuing employment with the Company, you are agreeing to abide by this Policy.

This Policy also precludes you from trading in the securities of another company (i) with which the Company does business, including a customer or supplier of the Company, or (ii) that is involved in a potential transaction or business relationship with the Company, if you, in the course of working for the Company, have learned of material, non-public information about that other company, until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

In this Policy:

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information is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider the information to be important in deciding whether to buy, sell or hold securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. Enforcement authorities often evaluate materiality with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

■	consolidated financial results and forecasts, including earnings or losses and liquidity;

■	a pending or proposed joint venture, merger, acquisition, disposition or tender offer;

■	significant related party transactions;

■	a change in dividend policy, the declaration of a stock split, an offering of additional securities or the establishment of a repurchase program for Company securities;

■	bank borrowings or other financing transactions out of the ordinary course;

■	a change in the Company’s pricing or cost structure;

■	a management change;

■	a change in auditors or notifications that the auditor’s report may no longer be relied upon;

■	pending or threatened significant litigation or government agency investigations, or the resolution of the same;

■	the existence of severe liquidity problems;

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a cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

■	the gain or loss of a significant customer or supplier; and

■	the imposition of a ban on trading in Company securities or the securities of another company.

When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either (i) consult the office of the General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or (ii) assume that the information is material.

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information is deemed to be “non-public” until the third day after it has been made available and widely disseminated to the public (unless the office of the General Counsel (defined below) determines that a longer period is required). If, for example, the Company were to disclose material, non-public information on a Monday, you should not trade in Company securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

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“trading” includes buying or selling (long or short) securities; writing options, puts or calls or other derivative securities; pledging securities; exercising options or converting convertible securities; making an election to purchase or transfer under any employee stock purchase plan or dividend reinvestment plan, or deciding to invest in or divest of Company securities in 401(k), IRA or other retirement accounts.

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“securities” of the Company include any securities of the Company (or any of its subsidiaries), including common stock, preferred stock, restricted stock, share units, options, warrants, convertible debentures, derivative securities (whether or not the Company issues the derivative securities) such as publicly‑traded options, including puts and calls, and Company debt securities.

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“you” includes any director, officer or other team member of the Company and its subsidiaries, and their respective family members and controlled entities. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. For the purposes of this Policy, a “family member” includes your family members (including a spouse, minor children, or other relatives) living in your household, anyone else living in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities. A “controlled entity” includes estates of which you are an executor, trusts of which you are a trustee or have a beneficial or pecuniary interest, and partnerships, corporations or other business entities that you influence or control.

4.   Certain Transactions

Because the Company believes it is improper and inappropriate for directors of MRC Global Inc. (“MRC Global Directors”) and Executive Officers (defined below) to engage in short-term or speculative transactions involving Company securities, it is the Company’s policy that MRC Global Directors and Executive Officers shall not engage in any of the following activities with respect to Company securities:

●	engage in short sales;

●	engage in transactions in put options, call options or other derivative securities related to Company securities, on an exchange or in any other organized market;

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engage in hedging or monetization transactions related to Company securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds; and

●	hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.

5.   Trading Windows

MRC Global Directors, Executive Officers and Designated Persons (defined below) and their controlled entities are prohibited from trading in Company securities during regularly scheduled closed “black-out” periods as described below. Additionally, the General Counsel’s office may prohibit specific groups of directors, officers or team members from trading in Company securities from time to time to further compliance with this Policy during special black-out periods. You may not disclose to any outside third party that a special black-out period has been designated. During black-out periods, any MRC Global Director, Executive Officer or Designated Person to whom the Company has issued a stock option may exercise that option and hold the shares received, so long as the shares received are not sold until the black-out period is over. Team members shall not cause the Company to trade in its own securities during regularly black-out periods without prior clearance from the office of the General Counsel.

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“Regularly scheduled black-out periods” for each fiscal quarter include the period beginning with the first day of the second full week of the last month of each quarter and continuing until the opening of trading on the third trading day after the public release of that quarter’s earnings.

●	“Designated Persons” include the following:

o	all persons who assist in the preparation of, or receive or have regular access to, the Company’s:

■	monthly consolidated financial results;

■	liquidity or long-term forecasts;

■	drafts of quarterly and annual filings with the SEC;

■	drafts of quarterly and annual earnings releases; or

■	drafts of presentations to debt and equity securities analysts; and

o	any other person that the General Counsel’s office notifies from time to time to be a Designated Person for purposes of this Policy, including (without limitation) those listed on Exhibit A.

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“Executive Officers” include senior executives that are subject to the reporting requirements of Section 16(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (without limitation) those listed on Exhibit A.

6.   Pre-clearance of Trades

MRC Global Directors, Executive Officers and Designated Persons are required to pre-clear any trading in Company securities with the General Counsel’s office. Pre-clearance is based upon whether the individual is in possession (or might be deemed in hindsight to be in possession) of material non-public information, whether the individual has complied with the individual’s SEC reporting obligations, whether the individual would be subject to disgorgement of short swing profits under Section 16 of the Exchange Act and whether any other legal requirements have been met from the Company’s point of view.

A request for pre-clearance should be submitted to the General Counsel’s office at least two business days in advance of the proposed transaction. The General Counsel’s office is under no obligation to approve a transaction submitted for pre-clearance and may determine not to approve the transaction. If a person seeks pre-clearance and approval to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of the restriction.

Once pre-clearance is granted, you must complete the pre-cleared transaction within two business days of the date of approval or such later date given in the approval. Even if a proposed transaction receives pre-clearance approval, you still may not enter into the transaction if you are aware of material non-public information.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the General Counsel’s office. If the requestor is an MRC Global Director or Executive Officer, the requestor should also indicate whether he or she has effected any “opposite-way” transactions (i.e., a sale if the requestor is considering a purchase and a purchase if the requestor is considering a sale) within the past six months, and should be prepared to timely report these transactions to the SEC on a Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Only the General Counsel or Assistant General Counsel (or such person as either of them may designate from time to time) shall have the authority to pre-clear trades or trading plans under Section 7. Neither these persons nor the Company shall be liable for lost profits or opportunities as a result of a failure to pre-clear a trade or plan or timely pre-clear a trade or plan. The Company may administer Company-granted equity awards through a third-party computer platform that may also include third party brokerage accounts. In such a case, the Company may place stock transfer instructions within the platform to prevent transfers until any pre-clearance obligations are met.

7.   Trading Plans

You may wish to implement a prearranged trading plan complying with the safe harbor provided by Rule 10b5-1(c) under the Exchange Act, as well as any Company policies or guidelines concerning those plans. In these plans, you essentially place unalterable instructions to trade Company securities at a future date. If the plan is adopted while you are not aware of material non-public information, and in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, this safe harbor is designed to protect you from insider trading violations even if you later become aware of material non-public information when trades are later made under the plan. The establishment and operation of the trading plan, as well as any modification or termination of the plan prior to its scheduled expiration date, must comply with the requirements of Rule 10b5-1(c), including applicable cooling-off periods, and any Company policies or guidelines concerning those plans. Trades by MRC Global Directors or Executive Officers under these plans will be exempt from this Policy only if the General Counsel’s office reviews and pre-clears the plan in advance. In preclearing the establishment, operation, modification or termination of a trading plan, neither the Company nor the General Counsel’s office will be responsible for determining whether the plan is in compliance with the provisions of Rule 10b5-1(c). Compliance with Rule 10b5-1(c) is solely your responsibility.

8.   Transactions with the Company

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee or director stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock.

Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

Transfers of Securities without Consideration. This Policy does not apply to transfers of securities without consideration such as transfer to a nominee, a gift, a donation or a transfer to a trust, limited partnership or other entity that you control or that you create; however, the transferee will remain subject to this Policy to the extent that you continue to exercise control over the transferee. Further, if you do not control the transferee, such as in the case of a gift or donation, you must not communicate material, inside information to the transferee. MRC Global Directors and Executive Officers should pre-clear any such transfer with the office of the General Counsel prior to effecting the transfer.

9.   Transactions by the Company

The Company itself must comply with U.S. securities laws applicable to its own securities trading activities and must not enter into transactions related to its securities, or adopt any securities repurchase plans, when it is in possession of material non-public information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures that the Company adopts.

10.   Prohibition of Disclosure of Material Non-public Information

You must maintain the confidentiality of any material, non-public information relating to the Company and companies with which the Company does business, including customers or suppliers of the Company. You should share that information inside the Company only on a “need-to-know” basis. This information should be disclosed outside the Company only through established Company practices by Authorized Representatives (defined below) (such as press releases and public earnings conferences) or under a confidentiality agreement or other arrangement that the General Counsel’s office approves.

To avoid unintentional tipping of material, non-public information, during regularly scheduled black-out periods, information regarding the Company’s consolidated financial results and forecasts should not be shared except with MRC Global Directors, Executive Officers and Designated Persons and those who have a need to know. Similarly, each business unit of the Company should not widely publish or distribute information regarding business unit income during a regularly scheduled black-out period. A business unit may provide this information to persons who need to know the information to perform their functions. Any person who receives the consolidated financial results and forecasts or other material inside information in these reports during the regularly scheduled black-out periods should not trade in securities of the Company until the next open window date after all material non-public information has been publicly disseminated.

11.   Prohibition of Selective Disclosure

SEC Regulation FD generally provides that neither a team member nor the Company may disclose material non-public information to one shareholder or a prospective investor without disclosing that information to all shareholders and prospective investors (subject to the exceptions and provisions of Regulation FD). This is known as selective disclosure. Under U.S. federal law, private, selective disclosure of material non-public information relating to the Company to anyone outside the Company may be a violation of Regulation FD or give rise to an obligation to publicize that information immediately. To prevent embarrassment to yourself and the Company, you should avoid these disclosures except on the advice of the General Counsel’s office. This requires you to use discretion in electronic communications and in public places where you may be overheard. To avoid serious violations of law, you must report any inadvertent disclosure of material non-public information to the General Counsel’s office immediately.

As a general rule, team members are not authorized to disclose any information about the Company to the media, securities market professionals or shareholders who may be reasonably expected to trade on such information, or anyone associated with any of those persons.

Any disclosure in violation of this Policy should immediately be reported to the General Counsel. If the General Counsel determines that the violation was a disclosure of material non-public information on a selective basis, the Company will consider remedial actions.

The Company has established the following practices and procedures to enhance compliance with Regulation FD.

Authorized Representatives. The Chairman of the Board, the President & Chief Executive Officer, the Executive Vice President & Chief Financial Officer, the Executive Vice President, General Counsel & Corporate Secretary (the “General Counsel”) and the Vice President – Investor Relations & Treasurer, (the “Authorized Representatives”) shall each have authority to communicate on behalf of the Company to the following persons (“Securities Market Participants”):

●	securities market professionals, which includes brokers, dealers, analysts, investment advisors, institutional investment managers, mutual funds, hedge funds, and other investment companies;

●	shareholders or bond holders of the Company who may reasonably be expected to purchase or sell the Company’s securities based upon the communication;

●	rating agencies;

●	members of the news media; and

●	persons associated with any of the above-mentioned persons.

In addition, the General Counsel and such other persons as he shall designate shall have authority to communicate with shareholders and beneficial owners in response to inquiries regarding share ownership and other administrative matters.

Other team members may communicate with Securities Market Participants as requested and within the limitation provided by the Authorized Representatives.

Media Contacts. The Authorized Representatives may authorize a team member to speak with the news media regarding the Company. All news media requests seeking interviews or business-related discussions involving any team member must first be approved by the Vice President –Investor Relations & Treasurer or the General Counsel (or any other Authorized Representative).

12.   Individual Responsibility

You have ethical and legal obligations to not engage in transactions in Company securities while in possession of material non-public information and to maintain the confidentiality of information about the Company. Each individual is responsible for making sure that he or she complies with this Policy, and that any entity that the individual controls, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the General Counsel or any other team member or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described in more detail under “Consequences of Violations.”

13.   SEC Reporting

U.S. federal securities law requires the MRC Global Directors and Executive Officers to make filings with the SEC upon becoming a director or Executive Officer and in connection with any trading in Company securities (including the grant of options, restricted stock or stock units). These filings include, as appropriate, Forms 3, 4, 5 and 144. Under U.S. federal law and Company policy, it is the responsibility of each MRC Global Director and Executive Officer to make all required filings timely. The General Counsel’s office will explain the filing requirements to MRC Global Directors and Executive Officers and assist with these filings.

14.   Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s securities, is prohibited by U.S. federal and state laws and the laws of most other countries. The section “Criminal and Civil Prohibitions” above summarizes some of the consequences for violations.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including termination of employment or service (with or without cause), whether or not the team member’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

The Company is committed to the full, fair, accurate, timely and understandable disclosure of information about the Company on a non-selective basis and in compliance with Regulation FD, and other laws and regulations, including the rules of the New York Stock Exchange. Violations of Regulation FD are subject to SEC enforcement action, which may include an administrative action seeking a cease-and-desist order, or a civil action against the Company or an individual seeking an injunction or civil monetary penalties. Any violation of this Policy may also constitute grounds for termination of service.

15.   Administration of the Policy

The Company’s General Counsel (or another team member designated by the General Counsel, which shall include the Associate General Counsel) shall administer this Policy. All determinations and interpretations by the General Counsel or the General Counsel’s designee shall be final and not subject to further review.

Exhibit A

[updated from time to time based on personnel changes]